Exhibit 99.1 - Explanation of Responses
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(1)     As described in the Schedule 13D/A filed with the Securities and
Exchange Commission on August 22, 2007 by the Reporting Persons and S.A.C. Capital Associates, LLC ("SAC Associates") with respect to the Issuer's securities, Craig W. Thomas is a portfolio manager at S.A.C. Capital Advisors, LLC ("SAC Advisors") and a director of the Issuer.

(2) The purpose of this filing is to amend the Form 3 filed by the Reporting Persons on September 10, 2007 in order to correct a typographical error with respect to the reported amount of securities beneficially owned on Table I.

(3) SAC Associates directly owns common stock of the Issuer. SAC Advisors and S.A.C. Capital Management, LLC ("SAC Management") are investment managers to SAC Associates. Pursuant to investment management agreements, each of SAC Advisors and SAC Management share all investment and voting power with respect to the securities held by SAC Associates. Steven A. Cohen controls each of SAC Advisors and SAC Management. In accordance with Instruction 5(b)(iv), the entire amount of the Issuer's securities held by SAC Associates is reported herein. Each of SAC Advisors, SAC Management and Steven A. Cohen disclaim beneficial ownership of any of the Issuer's securities to which this report relates except to the extent of their respective indirect pecuniary interest therein, and this report shall not be deemed an admission that any of SAC Advisors, SAC Management or Steven A. Cohen is the beneficial owner of such securities for purposes of
Section 16 or for any other purposes.